Exhibit 4.8

The first amendment to the Tower Lease Agreement between PT Indosat Tbk (“Indosat”) and PT XL Axiata Tbk (“XL”), No.Indosat: 467/C00-C0DA/LGL/12 – No. XL: A1-2078.A/XXVII.A.6169/XL/V/2010 dated February 1, 2012.

The Parties:

1.	PT Indosat Tbk; and

2.	PT XL Axiata Tbk

Scope of The Amendment:

Indosat and XL agreed to add two (2) documents for invoicing requirements, which are the acceptance form and real estate slip.

Period of Amendment:

This Agreement is valid as of January 1, 2012.